BRANDON J. CAGE

Assistant Vice President, Counsel

Law Department

Phone: 949-219-3943

Fax: 949-219-3706

Brandon.Cage@pacificlife.com

November 15, 2016

Deborah D. Skeens

Senior Counsel

Office of Insurance Products

Division of Investment Management

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549-0506

Re:                             Separate Account A of Pacific Life Insurance Company (811-08946)

Initial Registration Statement on Form N-4; Pacific Navigator

File Nos. 333-212627

Separate Account A of Pacific Life & Annuity Company (811-09203)

Initial Registration Statement on Form N-4; Pacific Navigator

File Nos. 333-212626

Dear Ms. Skeens:

On behalf of Pacific Life Insurance Company (“Pacific Life”), Separate Account A of Pacific Life (811-08946), Pacific Life & Annuity Company (“PLA”), and Separate Account A of PLA (811-09203) (hereinafter collectively referred to as “Registrants”), set forth below are responses to Staff comments received November 11, 2016, in connection with Pre-Effective Amendment No. 1 for the above referenced Registration Statements on Form N-4, filed October 20, 2016. All disclosure changes included in this response will be made to all registration statements referenced above, unless otherwise noted.

Expense Examples (p.15)

1. Staff Comment: For the Expense Example tables, please re-order the tables so that the “Without Four Year Withdrawal Charge Option” appears first and the “With Four Year Withdrawal Charge Option” appears second.

Response: We modified the table order accordingly.

Owner-Elected Resets (Non-Automatic) (p. 54)

2. Staff Comment:  In your response to Staff comments dated October 20, 2016, you referenced a scenario where an Owner-Elected Reset could be used. Please add similar disclosure to this section.

Response: We added the following disclosure to the second paragraph:

“There may be situations where you may want to elect an Owner-Elected Reset. For example, one scenario where an Owner-Elected Reset may be used is when no Automatic Resets have occurred and the Designated Life has reached a higher age band (e.g. was 64 years of age and turned 65). The attainment of a higher age band may provide for a higher Enhanced Income Percentage which could provide a higher annual withdrawal amount.”

Pacific Life and the Separate Account (p. 79)

3. Staff Comment:  In the last sentence of the second paragraph of the “Separate Account A” section, please add “(i.e. amounts at least equal to the aggregate variable account value) after the word “liabilities” and delete the word “anticipated”.

Response: We made the requested modifications. The sentence now states the following:

“We must keep assets in the Separate Account equal to the reserves and contract liabilities (i.e. amounts at least equal to the aggregate variable account value) sufficient to pay obligations under the contracts funded by the Separate Account.”

I believe that the foregoing is responsive to Staff comments.  If you have any questions, please call me at (949) 219-3943. Thank you.

Sincerely,

/s/ Brandon J. Cage
Brandon J. Cage